EXHIBIT 99.1

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                        CONSOLIDATED FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1994 and 1993


                            EXHIBIT 99.1 (Continued)

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                                TABLE OF CONTENTS

                                December 31, 1994



                                                                          PAGE
                                                                         NUMBER

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                    3

CONSOLIDATED BALANCE SHEETS as of December 31, 1994 and 1993                4

CONSOLIDATED STATEMENTS OF OPERATIONS for the Years Ended December 31,
  1994, 1993 and 1992                                                       5

CONSOLIDATED STATEMENTS OF PARTNERS' DEFICIT for the Years Ended
  December 31, 1994, 1993 and 1992                                          6

CONSOLIDATED STATEMENTS OF CASH FLOWS for the Years Ended December 31,
  1994, 1993 and 1992                                                       7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                  9



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Partners of
Consolidated Capital Equity Partners/Two, L.P.:


We have audited the accompanying consolidated balance sheets of Consolidated Capital Equity Partners/Two, L.P. (a California limited partnership) as of December 31, 1994 and 1993, and the related consolidated statements of operations, partners' deficit and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4, approximately $21.4 million of nonrecourse mortgage debt secured by certain of the Partnership's properties matures in 1995. The General Partner intends to refinance this debt prior to its maturity. If the refinancings are not completed, the General Partner intends to request extensions of the maturities. Management's plans in regard to this matter are discussed in Note 4. The financial statements do not contain any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Capital Equity Partners/Two, L.P. as of December 31, 1994 and 1993, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.


                                    ARTHUR ANDERSEN LLP




Dallas, Texas,
   March 23, 1995

                            EXHIBIT 99.1 (Continued)

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                           CONSOLIDATED BALANCE SHEETS

                                 (in thousands)


                                                             DECEMBER 31,
 ASSETS                                                  1994          1993
 Real estate, at cost:
      Land and improvements                            $  13,418    $  14,149
      Buildings                                           78,052       82,769
      Building improvements                               14,515       13,489
      Furniture and fixtures                               2,604        2,770
                                                         108,589      113,177
      Less: Accumulated depreciation                     (48,364)     (45,543)
                                                          60,225       67,634

 Cash and cash equivalents                                 1,936        1,506
 Securities available for sale                               390           --
 Investments in limited partnerships                       2,508        2,508
 Other assets                                              3,121        2,383
 Due from affiliates                                          10           --
                                                       $  68,190    $  74,031
 LIABILITIES AND PARTNERS' DEFICIT

 Master Loan and interest payable                      $ 185,442    $ 170,364
 Notes and interest payable                               24,441       26,354
 Due to affiliates                                         1,318          302
 Other liabilities                                         1,781        1,881
                                                         212,982      198,901
 Partners' deficit:
      Limited Partners                                  (143,358)    (123,635)
      General Partner                                     (1,434)      (1,235)

                                                        (144,792)    (124,870)
                                                       $  68,190    $  74,031


    The accompanying notes are an integral part of the financial statements.

                            EXHIBIT 99.1 (Continued)

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                 (in thousands)


                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                       1994       1993        1992
 Revenues:
      Rental                                        $ 17,923   $ 17,671     $ 17,703
      Investment income                                   55         38           13
      Other                                               --        650           --

        Total revenues                                17,978     18,359       17,716

 Costs and expenses:
      Interest (a)                                    20,076     18,363       17,351
      Property operations                             10,685     10,480       10,849
      Depreciation                                     5,789      5,880        5,890
      Provision for possible losses                       --        224           --
      Administrative                                     636        561          641
      Loss on disposition of real estate                 714         --           --

        Total costs and expenses (b)                  37,900     35,508       34,731

 Net loss                                           $(19,922)  $(17,149)    $(17,015)

(a) Interest expense includes approximately $17.3 million, $15.8 million, and $14.7 million, to related parties for the years ended December 31, 1994, 1993 and 1992, respectively.

(b) Costs and expenses include approximately $1.5 million, $1.1 million, and $853,000 to related parties for the years ended December 31, 1994, 1993 and 1992, respectively.

See supplemental information with respect to related party transaction in Note 2 to the consolidated financial statements.

    The accompanying notes are an integral party of the financial statements.


                            EXHIBIT 99.1 (Continued)

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                  CONSOLIDATED STATEMENTS OF PARTNERS' DEFICIT


              For the Years Ended December 31, 1994, 1993 and 1992
                                 (in thousands)



                                             GENERAL    LIMITED      PARTNERS'
                                             PARTNER    PARTNERS     (DEFICIT)

 Balance at December 31, 1991                $  (894)  $ (89,812)    $(90,706)

 Net loss                                       (170)    (16,845)     (17,015)

 Balance at December 31, 1992                 (1,064)   (106,657)    (107,721)

 Net loss                                       (171)    (16,978)     (17,149)

 Balance at December 31, 1993                 (1,235)   (123,635)    (124,870)

 Net loss                                       (199)    (19,723)     (19,922)

 Balance at December 31, 1994                $(1,434)  $(143,358)   $(144,792)



    The accompanying notes are an integral part of the financial statements.

                            EXHIBIT 99.1 (Continued)

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                Increase (Decrease) in Cash and Cash Equivalents
                                 (in thousands)


                                                    FOR THE YEARS ENDED DECEMBER 31,
                                                       1994       1993        1992
 Cash flows from operating activities:
       Cash received from tenants                    $ 18,014    $18,204    $ 17,621
       Cash paid to suppliers (a)                     (10,568)    (9,295)     (9,560)
       Interest received                                   49         38          13
       Interest paid (b)                               (3,287)    (4,663)     (5,865)
       Property taxes paid                             (1,430)    (1,639)     (1,660)
 Net cash provided by operating activities              2,778      2,645         549

 Cash flows from investing activities:
       Additions to real estate                        (1,835)    (1,358)     (1,659)
       Purchase of Securities available for sale         (390)        --          --
       Proceeds from property disposition                 862         --          --
       Tenant improvements note receivable               (195)        --          --
          Net cash used in investing activities        (1,558)    (1,358)     (1,659)

 Cash flows from financing activities:
       Advances on Master Loan                             --        662       2,353
       Principal payments on Master Loan                 (315)    (1,075)       (476)
       Principal payments on note payable                (475)      (517)       (467)
 Net cash provided by (used in) financing
          activities                                     (790)      (930)      1,410

 Net increase in cash and cash equivalents                430        357         300
 Cash and cash equivalents, at beginning of year        1,506      1,149         849
 Cash and cash equivalents, at end of year           $  1,936   $  1,506    $  1,149


(a)    Payments to related parties totaling approximately $2.0 million, $1.1 million and $853,000 for the years ended December 31, 1994, 1993 and 1992, respectively, are included in cash paid to suppliers.  See supplemental information with  respect to related party transactions in Note 2 to the consolidated financial statements.

(b)    Payments to related parties totaling approximately $812,000, $1.9 million, and $2.7 million for the years ended December 31, 1994, 1993 and 1992, respectively, are included in interest paid.

 See supplemental information with respect to this consolidated statement of cash flows in Notes 4 and 6 to the consolidated financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

                             EXHIBIT 99.1 (Continued)

                  CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                Reconciliation of Net Loss to Net Cash Provided by
                               Operating Activities
                                  (in thousands)



                                                     FOR THE YEARS ENDED DECEMBER 31,
                                                        1994      1993        1992

 Net loss                                            $(19,922) $(17,149)    $(17,015)

 Adjustments to reconcile net loss to
       net cash provided by operating activities:
          Depreciation                                  5,789     5,880        5,890
          Provision for possible losses                    --       224           --
          Loss on disposition of real estate              714        --           --
          Participation interest paid at property         313        --           --
          Prorated rents paid at property                  42        --           --
          Changes in assets and liabilities:
          Other assets                                   (566)      (16)          38
          Interest payable                             16,429    13,644       11,424
          Other liabilities                                10        15          257
          Due to (from) affiliates                        (31)       47          (45)

                                                       22,700    19,794       17,564

 Net cash provided by operating activities            $ 2,778   $ 2,645     $    549


 See supplemental information with respect to this consolidated statement of cash flows in Notes 4 and 6 to the consolidated financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

                             EXHIBIT 99.1 (Continued)

                  CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            December 31, 1994 and 1993

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Equity Partners/Two ("EP/2"), a California general partnership, was formed on April 28, 1983, to engage in the business of acquiring, operating and holding equity investments in income-producing real properties. Certain of the general partners of EP/2 were former shareholders and former management of Consolidated Capital Equities Corporation ("CCEC"), the former corporate general partner of CCIP/2 (as defined below). On November 16, 1990, pursuant to the bankruptcy settlement discussed below, EP/2's general partners executed a new partnership agreement (the "New Partnership Agreement") whereby EP/2 converted from a general partnership to a California limited partnership, Consolidated Capital Equity Partners/Two, L.P. ("CCEP/2"). The general partners of EP/2 became limited partners of CCEP/2. ConCap Holdings, Inc. ("CHI"), a Texas corporation, is CCEP/2's general partner. See "History of CHI" below.

The operations of EP/2 were financed substantially through nonrecourse notes with participation interests (the "Master Loan") from Consolidated Capital Institutional Properties/2 ("CCIP/2"), a California limited partnership. These notes are secured by the real properties owned by and notes receivable on sold properties owed to CCEP/2.

EP/2 Bankruptcy and Reorganization

During 1989, EP/2 defaulted on certain interest payments that were due to CCIP/2 under the Master Loan and, before CCIP/2 was able to exercise its remedies for such default, EP/2 filed for bankruptcy protection in a Chapter 11 reorganization proceeding ("Chapter 11").

On October 18, 1990, the bankruptcy court approved EP/2's consensual plan of reorganization (the "Plan"). On November 16, 1990, CCIP/2 consummated a closing under the Plan pursuant to which: (1) CCIP/2 and EP/2 executed an amended and restated loan agreement ("New Master Loan Agreement"); (2) CCEP/2 renewed the deeds of trust on all collateral securing the Master Loan; (3) EP/2 paid CCIP/2 cash of approximately $2.5 million, including $1.8 million contributed by the general partners of EP/2 related to their promissory notes; (4) the general partners of EP/2 contributed certain partnership interests in affiliated partnerships ("General Partnership Interests"), which were valued by management of CCIP/2 at approximately $2.5 million, that were assigned to CCIP/2 as additional collateral securing the Master Loan and (5) all liabilities and claims between EP/2's general partners and CCIP/2 were released. See Note 3 for a description of the terms of the New Master Loan Agreement.

History of CHI

The managing general partner of EP/2 was Consolidated Capital Enterprises, Inc. ("CCEI"), a Georgia corporation. In December 1988, CCEC filed for Chapter 11 protection. In October 1990, as part of CCEC's reorganization plan, CCEC sold its general partner interest in CCIP/2 to ConCap Equities, Inc. ("CEI"), a Delaware corporation.

Pursuant to the New Partnership Agreement as discussed above, CHI, a wholly-owned subsidiary of CEI, became the sole general partner of CCEP/2, replacing CCEI, and the former general partners of EP/2 became limited partners of CCEP/2. Pursuant to the New Partnership Agreement, CCEP/2 is managed by CHI and CHI has full discretion with respect to conducting CCEP/2's business. CHI and the limited partners are hereinafter referred to collectively as the "Partners."

All of CEI's outstanding stock is owned by GII Realty, Inc. In December 1994, the parent of GII Realty, Inc., entered into a transaction (the "Insignia Transaction") in which among other things, MAE-ICC, Inc., a wholly owned subsidiary of Metropolitan Asset Enhancement, L.P., an affiliate of Insignia Financial Group, Inc. ("Insignia") acquired an option (exercisable in whole or in part from time to time) to purchase all of the stock of GII Realty, Inc. and, pursuant to a partial exercise of such option, acquired 50.5% of that stock. As a part of the Insignia Transaction, MAE-ICC, Inc. also acquired all of the outstanding stock of Partnership Services, Inc., an asset manager and Insignia acquired all of the outstanding stock of Coventry Properties, Inc., a property manager. In addition, confidentiality, non-competition, and standstill arrangements were entered into between certain of the parties. Those arrangements, among other things, prohibit GII Realty's former sole shareholder from purchasing Partnership Units for a period of three years.

The principal place of business for CCEP/2, CEI and CHI is One Insignia Financial Plaza, Greenville, South Carolina, 29602.

Consolidation of Investment in Majority-Owned Limited Partnership

In 1985, EP/2 together with Anderson CC 2, a Georgia limited partnership, entered into a general partnership agreement ("CC Office Associates") to acquire Cosmopolitan Center, an office building located in Atlanta, Georgia. Pursuant to such general partnership agreement, the property ownership is split 90%/10% between CCEP/2, as successor to EP/2, and Anderson CC 2, respectively. CCEP/2's investment in CC Office Associates is consolidated in CCEP/2's financial statements. No minority interest liability has been reflected for Anderson CC 2's minority 10% interest because the Master Loan balance, which is secured by a deed of trust held by CCIP/2 on Cosmopolitan Center, exceeds the value of the property. As a result, CC Office Associates has a net capital deficit and no minority liability exists with respect to CCEP/2.

Statements of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits, money market funds and investments in commercial paper with original maturities of three months or less.


Restricted Cash

The Partnership maintained the following restricted cash balances in Other Assets at December 31:

                                           1994         1993

           Tax and Insurance Escrows     $ 397,400    $ 266,800

Investments in Real Estate

Investments in real estate are stated at lower of cost or net realizable value. Net realizable value is determined using net operating income of the property capitalized at a rate deemed reasonable for the type of property, adjusted for market conditions, physical condition of the property and other factors to assess whether any permanent impairment in value has occurred. However, in certain cases, when real estate has been purchased subject to existing mortgages, the basis of the investment has been reduced to reflect a discount recorded to reflect interest on the mortgage at the then prevailing market rates. Losses that result from the ongoing periodic evaluation of the net realizable value of the real estate investments are charged against the fixed assets and expensed in the period in which they are identified.

Investments in Limited Partnerships

Approximately $2.5 million of the investments in limited partnerships represents certain general partner interests in seven affiliated limited partnerships that were contributed by EP/2's general partners to CCEP/2 pursuant to the bankruptcy settlement previously discussed. These investments are recorded at their fair value as estimated by CCIP/2's management.

Securities Available For Sale

In 1994, the Partnership adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." as the fair values of securities available for sale ("Securities") approximate their cost, any unrealized gains or losses are immaterial and therefore have not been recorded in the accompanying financial statements. Any such adjustment would be recorded directly to Partners' Equity (Deficit) and would not be reflected in the Statement of Operations. The cost of securities sold is determined using the specific identification method.

The Securities mature as follows:

           DESCRIPTION                 COST                   MATURITY
           Treasury Bill              $ 389,600               March, 1995

Deferred Loan Fees

Deferred loan fees are amortized using the effective interest method over the lives of the related mortgage notes. Unamortized deferred loan fees are included in other assets.

Rental Income

CCEP/2 leases its residential properties under short-term operating leases. Lease terms are generally one year or less in duration. CCEP/2 expects that in the normal course of business these leases will be renewed or replaced by other leases. Commercial office leases vary from 1 to 15 years. Rental income is recognized on a straight-line basis over the life of the applicable leases. Minimum future rental income for the commercial property as of December 31, 1994, subject to noncancellable operating leases is as follows (in thousands):

                  YEAR ENDING
                  DECEMBER 31,

                      1995                 $  8,296
                      1996                    6,708
                      1997                    5,595
                      1998                    4,348
                      1999                    3,804
                   Thereafter                 9,837
                                           $ 38,588

There is no assurance that this rental income will continue at the same level when the current leases expire.

Other Revenue

During 1992, CCEP/2 initiated litigation to collect reimbursable utility charges from one of the tenants of the Richmond Plaza Office Building. In 1993 the litigation was dismissed. In July 1993, CCEP/2 collected $650,000 from the tenant which was recognized as other income.

Depreciation

Building, improvements, and furniture and fixtures are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 20 years.

Income Taxes

No provision has been made in the financial statements for Federal income taxes because under current law, no Federal income taxes are paid directly by CCEP/2. The Partners are responsible for their respective shares of CCEP/2's net income or loss. CCEP/2 reports certain transactions differently for tax than for financial statement purposes.

The tax basis of the Partnership's assets and liabilities is approximately $84.4 million greater than the assets and liabilities as reported in the financial statements.

Due to affiliates

Due to affiliates primarily represents cash flow payments owned by CCEP/2 to CCIP/2 under the terms of the New Master Loan Agreement.

NOTE 2 - RELATED PARTY TRANSACTIONS

CCEP/2 has paid property management fees equal to 5% of collected gross rental revenues ("Rental Revenues") for property management services in each of the three years in the period ended December 31, 1994. A portion of such property management fees equal to 4% of Rental Revenues has been paid to the property management companies performing day-to-day property management services and the portion equal to 1% of Rental Revenues has been paid to Partnership Services, Inc. ("PSI") an affiliate of the General Partner, for advisory services related to day-to-day property operations. Prior to July 1992, day to day property management services were provided to CCEP/2 properties by unaffiliated management companies. In July 1992, Coventry Properties, Inc. ("Coventry"), an affiliate of CHI assumed day-to-day property management responsibilities for one of CCEP/2 properties under the same management fee arrangement as the unaffiliated management companies. Coventry assumed day-to-day property management responsibilities for three additional CCEP/2 properties in January 1994, and an affiliate of Insignia assumed day-to-day property management responsibilities for all of the rest of CCEP/2 properties in late December
1994. The management fee arrangement with Coventry, the affiliated management company, and the unaffiliated management companies also provided for payment of leasing their services in connection with obtaining new or renewed leases with tenants of the commercial office buildings. Fees paid to PSI and Coventry have been reflected in the following table as compensation to related parties.

                                                     FOR THE YEARS ENDED DECEMBER 31,
 COMPENSATION                                          1994       1993        1992
                                                              (in thousands)
 Charged to other assets:
       Lease commissions                              $   493   $    --      $    --

 Charged to property operations expenses:
       Property management fees                           511       388          289

 Charged to administrative expenses:
       Investment advisory fees                           182       191          218

                                                      $ 1,186   $   579      $   507


In addition to the compensation paid in connection with property operations and lease commissions described above, the Partnership Agreement provides for reimbursement to the property management companies for their expenses related to property operations (primarily salaries and related costs for on-site property personnel). The Partnership Agreement also provides for reimbursement to CHI and its affiliates for costs incurred in connection with administration of CCEP/2 activities. CHI and its affiliates (including Coventry) received reimbursements as reflected in the following table:

                                                     FOR THE YEARS ENDED DECEMBER 31,
 REIMBURSEMENTS                                         1994      1993        1992
                                                              (in thousands)
 Charged to property operations:
       Reimbursement to direct property expense      $    542   $   254      $   126
 Charged to administrative expenses:
       (including computer and payroll                    293       260          220

                                                     $    835   $   514      $   346


Beginning in 1991, CCEP/2 is subject to an Investment Advisory Agreement between CCEP/2 and an affiliate of CHI. This agreement provides for an annual fee, payable in monthly installments, to an affiliate of CHI for advising and consulting services for CCEP/2's properties. The fee is computed as a .24% annual charge on the fair market value of CCEP/2's assets, excluding cash and cash equivalents. The agreement automatically renews for successive renewal terms of 90 days each, unless either party terminates the agreement.

NOTE 3 - MASTER LOAN AND ACCRUED INTEREST PAYABLE

Under the terms of the Master Loan Agreement, interest accrues at 10% per annum and payments are due quarterly in an amount equal to Excess Cash Flow, generally defined in the Master Loan Agreement as net cash flow from operations after third-party debt service. If such Excess Cash Flow payments are less than the current accrued interest during the quarterly period, the unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. If such Excess Cash Flow payments are greater than the currently payable interest, the excess amount is applied to the principal balance of the loan.
Any net proceeds from sale or refinancing of any of CCEP/2's properties are paid to CCIP/2 under the terms of the Master Loan Agreement. The Master Loan matures in November 2000.

Effective January 1, 1993, CCEP/2 and CCIP/2 amended the Master Loan Agreement to stipulate that Excess Cash Flow would be computed net of capital improvements. Such expenditures were formerly funded from advances on the Master Loan from CCIP/2 to CCEP/2. This amendment and change in the definition of Excess Cash Flow will have the effect of reducing Master Loan payments to CCIP/2 by the amount of CCEP/2's capital expenditures since such amounts were previously excluded from Excess Cash Flow. The amendment will have no effect on the computation of interest expense on the Master Loan.

Property and Note Receivable Dispositions through Foreclosure in 1990
EP/2's note receivable secured by North Park Plaza had not been performing according to the note terms since 1989. In the process of negotiating the bankruptcy reorganization discussed in Note 1, EP/2 assigned its interest in the North Park Plaza note receivable to CCIP/2 and in July 1990, CCIP/2 foreclosed on North Park Plaza. Approximately $10 million of Master Loan debt, which amount was equal to the appraised value of the property foreclosed, was extinguished by CCIP/2 in connection therewith. During the first quarter
1991, CCIP/2 adjusted the amount of the Master Loan extinguished through the foreclosure by $4 million, representing the difference between the amount bid at the foreclosure sale and the appraised value of the property. All of such extinguished amount, both in 1991 and 1990, was applied toward the outstanding Master Loan principal balance. CEP/2 recognized a net gain on extinguishment of debt of $4.2 million in 1991. The remaining principal and accrued interest on the portion of the Master Loan originally secured by North Park Plaza of approximately $6.6 million was not extinguished at the time of foreclosure and CCEP/2 is still obligated under the Master Loan for this amount.

NOTE 4 - NOTES PAYABLE

Balances at December 31, 1994 and 1993

                                                     AS OF DECEMBER 31,
                                                1994                  1993
                                         NOTES AND INTEREST   NOTES AND INTEREST
                                               PAYABLE              PAYABLE
                                           (in thousands)        (in thousands)
 Notes on real estate owned                    $ 24,441             $ 26,354


General

CCEP/2's notes payable are nonrecourse and collateralized by deeds of trust on real property. The notes payable bear interest at rates ranging from 8.75% to 9.875% per annum and mature between 1995 and 2003.

Summary of Maturities

                                                 NOTE PAYABLE

              YEAR ENDING                          SPECIAL
              DECEMBER 31,          REGULAR       OR BALLOON          TOTAL
                                        (in thousands)
                  1995             $    195         $ 21,309         $ 21,504
                  1996                  150               --              150
                  1997                  164               --              164
                  1998                  179               --              179
                  1999                  196               --              196
               Thereafter               393            1,855            2,248
                                   $  1,277         $ 23,164         $ 24,441


Regular principal payments on notes payable are those monthly or annual payments required to amortize the notes, exclusive of special or balloon payments. Balloon principal payments include payments required to repay notes at maturity.

The Village Brooke Apartments, located in Cincinnati, Ohio, secures approximately $6.8 million of first mortgage debt (the "first lien note") which is superior to CCEP/2's related obligation under the Master Loan of approximately $2 million.

In May 1994, management negotiated a one-year extension with the lender which extends the maturity of the first lien note, which matured in June 1994, to June 1995. Management is negotiating with the lender to extend the maturity of the mortgage debt. No assurance can be given that the General Partner will be successful in its negotiations with the lender.

The Richmond Plaza Office Building, located in Richmond, Virginia, secures approximately $14.6 million in mortgage debt (the "first lien note") which is superior to CCEP/2's related obligation under the Master Loan of approximately $2.3 million. In May 1994, management negotiated a one-year extension with the lender which extends the maturity of the first lien note, which matured in March 1994, to March 1995. Management is pursuing a modification or refinance of the mortgage debt. No assurance can be given that the General Partner will be successful in its negotiations with the lender.

Note Receivable Disposition in 1993

CCEP/2 held a note receivable received in connection with the November 18, 1988, sale of Scotts Level Apartments, a 234-unit complex located in Pikesville, Maryland. The property had been purchased with funds loaned by the Partnership pursuant to the Master Loan and which have subsequently been repaid. The note receivable had an outstanding balance including accrued interest at December 31, 1992 of $326,000 which had previously been fully reserved. No payments had been received on the note receivable since 1990, and the owner of the property subsequently filed for protection under the U.S. Bankruptcy Code. The Bankruptcy Court determined that CCEP/2's note receivable had no value, and in December 1993, CCEP/2 received $10,000 as full settlement of the note receivable. The remaining unpaid note and interest receivable was charged to the previously established allowance account.

Interest which was due under the payment terms of the note but not recognized in the Statement of Operations due to the note's delinquent status totaled $52,000 and $47,000 for the years ended December 31, 1993 and 1992, respectively.

Note Receivable Disposition in 1992

At December 31, 1991, CCEP/2 held a note receivable with an outstanding principal balance of $675,000 pursuant to the October 1988 sale of the Kendale Gardens Apartments located in Miami, Florida. The note receivable was secured by a deed of trust on the property, and was subordinate to a first lien deed held by an underlying lender. As the borrower had not made scheduled interest payments since June 1990, the note was classified noncurrent and nonaccruing for accounting purposes at December 31, 1991. Interest which was due under the payment terms of the note but not recognized in the Statements of Operations due to the note's delinquent status totaled approximately $30,000 for the year ended December 31, 1992. In addition, the aggregate note and interest receivable balance of approximately $687,000 was fully reserved for possible loss at December 31, 1991.

The underlying lender foreclosed on the property in May 1992, and at the time of foreclosure, there was no residual equity available to CCEP/2. Accordingly, the note and interest receivable were charged to the related allowance for possible loss in May 1992. There was no effect on net income for the year ended December 31, 1992. This noncash transaction is not reflected in the accompanying statement of cash flows for the year ended December 31, 1992. This foreclosure did not release CCEP/2 from its obligation of $2.4 million under the Master Loan attributable to Kendale Gardens Apartments.

NOTE 5 - PARTNERS' DEFICIT

Pursuant to the New Partnership Agreement, the original general partner contributions to CCEP/2 and net income or losses from ongoing operations for both financial and tax reporting purposes are allocated 99% to the limited partners and 1% to CHI.

NOTE 6 - REAL ESTATE SALE

In December 1994, EP/2 sold the Chagrin Richmond Office Complex for net sales proceeds of approximately $862,000 after closing costs and repayment of approximately $1.7 million of related mortgage debt, including approximately $312,000 of participation interest. The disposition of the property does not release CCEP/2 from its $4.4 million obligation under the Master Loan. The Partnership recognized a loss of approximately $714,000 on the sale.

The sale transaction is summarized as follows:

                                                                 FOR THE YEAR
                                                            ENDED DECEMBER 31, 1994
 Sales Value:
   Cash proceeds received                                          $    862
   Debt discharged                                                    1,749
        Total sales value                                             2,611

 Cost of Sales:
   Net real estate (a)                                               (3,455)
   Other liabilities, net of other assets                               130
        Total costs of sales                                         (3,325)
   Loss on sale of real estate                                     $   (714)

(a) Real estate at cost, $6.4 million
